SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(AMENDMENT NO. 1)

Under the Securities Exchange Act of 1934

Hartville Group, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

417287109
(CUSIP Number)

Scott Kaufman
c/o Midsummer Capital LLC
295 Madison Avenue
38th Floor
New York, New York 10017
212.624.5034

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 13, 2006
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
☐

1 NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ENTITIES ONLY]

MIDSUMMER INVESTMENT, LTD. / 98-0370103
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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐
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3 SEC USE ONLY

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4 SOURCE OF FUNDS

WC
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5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

Not Applicable.
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6 CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda
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NUMBER OF SHARES
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON WITH

7 SOLE VOTING POWER

17,430,866 (See Item 5)
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8 SHARED VOTING POWER

(See Item 5)
------- ---------------------------------------------

9 SOLE DISPOSITIVE POWER
17,430,866 (See Item 5)
------- ---------------------------------------------

10 SHARED DISPOSITIVE POWER

(See Item 5)

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11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,430,866 (See Item 5)
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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.8% (See Item 5)
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14 TYPE OF REPORTING PERSON

CO
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This Schedule 13D/A amends the Schedule 13D filed on January 19, 2005.

Item 1. Security and Issuer.

This statement on Schedule 13D relates to shares of common stock, par value $0.001 per share (the "Common Stock"), of Hartville Group, Inc., a Nevada corporation (the "Company"), having its principal executive offices at 3840 Greentree Avenue SW, Canton, Ohio 44706.

Item 2. Identity and Background.

(a) This statement is filed by Midsummer Investment, Ltd., a corporation organized under the laws of Bermuda ("Midsummer" or the "Reporting Person"). The Reporting Person is engaged in the business of purchasing, selling, trading and investing in securities for its own account.

(b) The business address of the Reporting Person is 295 Madison Avenue, 38th Floor, New York, New York 10017.

(c) The principal business of the Reporting Person is purchasing, selling, trading and investing in securities.

(d) The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  The Reporting Person is a Bermuda corporation.

Item 3. Source and Amount of Funds or Other Consideration.

On September 13, 2006, Midsummer purchased 1,008,251 shares of Common Stock (the “Shares”) in a private transaction with an existing shareholder of the Company. Midsummer paid cash consideration of $80,660.08, or $.08 per share, to such existing shareholder for the Shares. Midsummer’s working capital was the source of funds for this purchase.

In addition to currently having beneficial ownership of an aggregate of 17,430,866 shares of Common Stock, Midsummer also owns (i) Convertible Debentures of the Company which are convertible into 25,316,456 shares of Common Stock and (ii) Common Stock Purchase Warrants to purchase 27,203,962 shares of Common Stock. However, the conversion of the Convertible Debentures and the exercise of the Common Stock Purchase Warrants is contractually capped such that such conversion or exercise, as applicable, shall not cause Midsummer’s beneficial ownership to exceed 4.99%. Accordingly, as a result of Midsummer’s ownership of 31.8% of the issued and outstanding Common Stock of the Company, the Convertible Debentures and Common Stock Purchase Warrants are not currently convertible or exercisable, as applicable, into Common Stock.

Item 4. Purpose of Transaction.

The purpose of this Schedule 13D is to report the purchase of the Shares described in Item 3 above. The Reporting Person acquired the Shares for investment purposes.

The Reporting Person, except as described in this Item 4, does not have any definitive present plans or proposals which will relate to or would result in any of the events or actions described in clauses (a) through (j) of Item 4 of Schedule 13D, except for the sale of its shares of Common Stock in ordinary brokerage transactions.

Item 5. Interest in Securities of the Issuer.

The Reporting Person is controlled by Midsummer Capital LLC. The power to vote or dispose of the shares beneficially owned by the Reporting Person is not shared. For purposes of this statement, the Reporting Person is reporting that:

(a)   The Reporting Person is the beneficial owner of 17,430,866 shares of Common Stock, which, to the Reporting Person’s knowledge, represents approximately 31.8% of the issued and outstanding Common Stock of the Company (based on 54,799,885 issued and outstanding shares of Common Stock as of August 7, 2006 as reported on the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended June 30, 2006).

(b)   The Reporting Person has the sole power to vote or direct the vote of and the sole power to dispose or to direct the disposition of all shares of Common Stock listed above. The Reporting Person does not have the shared power to vote or to direct the vote of, or the shared power to dispose or to direct the disposition of, any other shares of Common Stock.

(c)   Not applicable.

(d)   Not applicable.

(e)   Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7.    Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 13, 2006

MIDSUMMER INVESTMENT, LTD.
Midsummer Capital LLC, its Investment Advisor
By: Michel A. Amsalem
By:   /s/ Michel A. Amsalem
Title:  President